Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2015 and 2014
(unaudited)

Interim Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except per share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2015	2014	2015	2014
	$	$	$	$
Revenue	2,559,358	2,667,047	7,701,821	8,016,023
Operating expenses
Costs of services, selling and administrative	2,189,462	2,320,363	6,616,283	7,024,451
Integration-related costs	—	14,503	—	63,082
Net finance costs	20,822	24,106	68,873	76,481
Foreign exchange (gain) loss	(1,283)	4,441	7,194	4,937
	2,209,001	2,363,413	6,692,350	7,168,951
Earnings before income taxes	350,357	303,634	1,009,471	847,072
Income tax expense	93,120	78,540	264,804	201,337
Net earnings	257,237	225,094	744,667	645,735
Earnings per share (Note 8C)
Basic earnings per share	0.82	0.73	2.39	2.10
Diluted earnings per share	0.80	0.71	2.31	2.03

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    1

Interim Consolidated Statements of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2015	2014	2015	2014
	$	$	$	$
Net earnings	257,237	225,094	744,667	645,735
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	70,299	(221,201)	195,248	234,697
Net gains (losses) on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	15,210	65,786	(124,773)	(95,402)
Net unrealized (losses) gains on cash flow hedges	(6,300)	3,911	16,591	13,859
Net unrealized (losses) gains on available-for-sale investments	(828)	1,327	1,089	2,364
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	26,271	(8,999)	432	(10,970)
Other comprehensive income (loss)	104,652	(159,176)	88,587	144,548
Comprehensive income	361,889	65,918	833,254	790,283

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at June 30, 2015	As at September 30, 2014
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	264,695	535,715
Current derivative financial instruments (Note 11)	25,059	9,397
Accounts receivable	1,062,974	1,036,068
Work in progress	911,048	807,989
Prepaid expenses and other current assets	195,128	174,137
Income taxes	11,130	8,524
Total current assets before funds held for clients	2,470,034	2,571,830
Funds held for clients	292,551	295,754
Total current assets	2,762,585	2,867,584
Property, plant and equipment	456,194	486,880
Contract costs	173,808	156,540
Intangible assets	558,728	630,074
Other long-term assets	68,918	74,158
Long-term financial assets	116,897	84,077
Deferred tax assets	263,756	323,416
Goodwill	6,789,527	6,611,323
	11,190,413	11,234,052

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,079,637	1,060,380
Current derivative financial instruments (Note 11)	32,659	4,588
Accrued compensation	592,022	583,979
Deferred revenue	414,656	457,056
Income taxes	156,388	156,283
Provisions (Note 5)	65,864	143,309
Current portion of long-term debt (Note 6)	335,860	80,367
Total current liabilities before clients’ funds obligations	2,677,086	2,485,962
Clients’ funds obligations	287,682	292,257
Total current liabilities	2,964,768	2,778,219
Long-term provisions (Note 5)	63,867	70,586
Long-term debt (Note 6)	1,759,231	2,599,336
Other long-term liabilities	260,204	308,387
Long-term derivative financial instruments (Note 11)	6,607	149,074
Deferred tax liabilities	162,708	155,972
Retirement benefits obligations	182,225	183,753
	5,399,610	6,245,327

Equity
Retained earnings	3,021,951	2,356,008
Accumulated other comprehensive income (Note 7)	317,211	228,624
Capital stock (Note 8A)	2,286,289	2,246,197
Contributed surplus	165,352	157,896
	5,790,803	4,988,725
	11,190,413	11,234,052

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    3

Interim Consolidated Statements of Changes in Equity
For the nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	744,667	—	—	—	744,667
Other comprehensive income	—	88,587	—	—	88,587
Comprehensive income	744,667	88,587	—	—	833,254
Share-based payment costs	—	—	—	21,827	21,827
Income tax impact associated with stock options	—	—	—	5,695	5,695
Exercise of stock options (Note 8A)	—	—	57,827	(11,398)	46,429
Exercise of performance share units (“PSUs”) (Note 8A)	—	—	8,668	(8,668)	—
Repurchase of Class A subordinate shares (Note 8A)	(78,724)	—	(15,304)	—	(94,028)
Purchase of Class A subordinate shares held in trust (Note 8A)	—	—	(11,099)	—	(11,099)
Balance as at June 30, 2015	3,021,951	317,211	2,286,289	165,352	5,790,803

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

Net earnings	645,735	—	—	—	645,735
Other comprehensive income	—	144,548	—	—	144,548
Comprehensive income	645,735	144,548	—	—	790,283
Share-based payment costs	—	—	—	22,032	22,032
Income tax impact associated with stock options	—	—	—	2,853	2,853
Exercise of stock options (Note 8A)	—	—	64,420	(14,389)	50,031
Exercise of performance share units (“PSUs”) (Note 8A)	—	—	583	(583)	—
Repurchase of Class A subordinate shares (Note 8A)	(55,391)	—	(56,077)	—	(111,468)
Purchase of Class A subordinate shares held in trust (Note 8A)	—	—	(23,016)	—	(23,016)
Resale of Class A subordinate shares held in trust (Note 8A)	—	—	908	482	1,390
Balance as at June 30, 2014	2,142,300	266,403	2,227,312	151,787	4,787,802

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    4

Interim Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2015	2014	2015	2014
	$	$	$	$
Operating activities
Net earnings	257,237	225,094	744,667	645,735
Adjustments for:
Amortization and depreciation	102,378	108,436	316,479	336,355
Deferred income taxes	41,328	43,260	52,477	35,639
Foreign exchange (gain) loss	(2,225)	5,741	(3,100)	9,000
Share-based payment costs	4,701	5,114	21,827	22,032
Net change in non-cash working capital items (Note 9)	(189,329)	(41,769)	(294,350)	(285,926)
Cash provided by operating activities	214,090	345,876	838,000	762,835

Investing activities
Net change in short-term investments	—	286	—	50
Proceeds from sale of property, plant and equipment	—	9,193	15,255	9,193
Purchase of property, plant and equipment	(22,239)	(48,586)	(90,018)	(140,731)
Additions to contract costs	(19,766)	(24,604)	(51,212)	(58,938)
Additions to intangible assets	(15,666)	(23,528)	(50,653)	(61,117)
Purchase of long-term investments	(2,725)	(1,934)	(8,235)	(13,524)
Proceeds from sale of long-term investments	—	1,983	3,719	5,212
Payments received from long-term receivables	1,329	1,507	3,356	5,141
Cash used in investing activities	(59,067)	(85,683)	(177,788)	(254,714)

Financing activities
Net change in unsecured committed revolving credit facility	—	205,976	—	97,308
Increase of long-term debt	4,962	23,859	39,606	60,876
Repayment of long-term debt (Note 6)	(21,299)	(504,140)	(820,400)	(534,973)
Settlement of derivative financial instruments (Note 11)	—	—	(98,322)	—
Purchase of Class A subordinate shares held in trust (Note 8A)	—	—	(11,099)	(23,016)
Resale of Class A subordinate shares held in trust	—	—	—	1,390
Repurchase of Class A subordinate shares (Note 8A)	(94,028)	—	(94,028)	(111,468)
Issuance of Class A subordinate shares	4,679	21,272	46,672	48,681
Cash used in financing activities	(105,686)	(253,033)	(937,571)	(461,202)
Effect of foreign exchange rate changes on cash and cash equivalents	(8,148)	(9,304)	6,339	(21,826)
Net increase (decrease) in cash and cash equivalents	41,189	(2,144)	(271,020)	25,093
Cash and cash equivalents, beginning of period	223,506	133,436	535,715	106,199
Cash and cash equivalents, end of period (Note 4)	264,695	131,292	264,695	131,292

Supplementary cash flow information (Note 9).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, of the Company’s consolidated financial statements for the year ended September 30, 2014. The accounting policies were consistently applied to all periods.
These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2014.
The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2015 and 2014 were authorized for issue by the Board of Directors on July 28, 2015.
3.Changes in accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standard has been issued but is not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. In May 2015, the IASB published an Exposure Draft proposing a one-year deferral of the effective date of the standard. In July 2015, the IASB confirmed the deferral making the standard effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
4.Cash and cash equivalents

	As at June 30, 2015	As at September 30, 2014
	$	$
Cash	264,695	265,715
Cash equivalents	—	270,000
	264,695	535,715

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Provisions
The Company's provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also recognizes restructuring provisions related to business acquisitions.
During the three and nine months ended June 30, 2015, the Company paid $12,806,000 and $63,554,000, respectively ($35,851,000 and $138,967,000 during the three and nine months ended June 30, 2014, respectively) related to the restructuring and transformation of Logica's operations to the CGI operating model.
The provision as at June 30, 2015 related to the integration program was $40,196,000 ($105,617,000 as at September 30, 2014).
6.Long-term debt
During the nine months ended June 30, 2015, the Company repaid in advance, without penalty, $759,630,000 of the 2016, $1,005,332,000 maturing tranche of the unsecured committed term loan credit facility. There were no partial repayments during the three months ended June 30, 2015.
7.Accumulated other comprehensive income

	As at June 30, 2015	As at September 30, 2014
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $52,900 as at June 30, 2015 ($31,986 as at September 30, 2014)	706,937	511,689
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $56,368 as at June 30, 2015 ($37,024 as at September 30, 2014)	(363,356)	(238,583)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $11,894 as at June 30, 2015 ($2,162 as at September 30, 2014)	31,111	14,520
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $1,312 as at June 30, 2015 ($942 as at September 30, 2014)	3,665	2,576
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $18,767 as at June 30, 2015 ($18,728 as at September 30, 2014)	(61,146)	(61,578)
	317,211	228,624
For the nine months ended June 30, 2015, $6,629,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $3,037,000 were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197
Issued upon exercise of stock options[1]	2,621,430	57,827	—	—	2,621,430	57,827
PSUs exercised[2]	—	8,668	—	—	—	8,668
Repurchased and cancelled[3]	(1,875,333)	(15,304)	—	—	(1,875,333)	(15,304)
Purchased and held in trust[4]	—	(11,099)	—	—	—	(11,099)
As at June 30, 2015	280,057,661	2,239,870	33,272,767	46,419	313,330,428	2,286,289

[1]
The carrying value of Class A subordinate shares includes $11,398,000 ($14,389,000 as at June 30, 2014), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the nine months ended June 30, 2015, 316,857 PSUs (22,858 during the nine months ended June 30, 2014) were exercised with a recorded average fair value of $8,668,000 ($583,000 as at June 30, 2014) that was removed from contributed surplus. As at June 30, 2015, 1,719,827 Class A subordinate shares were held in trust under the PSU plan (1,748,149 as at June 30, 2014) (Note 8B).

[3]
On January 28, 2015, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 19,052,207 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares were available for purchase commencing February 11, 2015, until no later than February 10, 2016, or on such earlier date when the Company completes its purchases or elects to terminate the NCIB.

During the nine months ended June 30, 2015, the Company repurchased 1,875,333 Class A subordinate shares under the current NCIB for cash consideration of $94,028,000 and the excess of the purchase price over the carrying value in the amount of $78,724,000 was charged to retained earnings.
During the nine months ended June 30, 2014 the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et de placement du Québec for cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company was entitled to repurchase under the previous NCIB. In addition, during the nine months ended June 30, 2014, the Company repurchased 346,700 Class A subordinate shares under the previous NCIB for cash consideration of $11,468,000 and the excess of the purchase price over the carrying value in the amount of $8,716,000 was charged to retained earnings.

[4]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 288,535 Class A subordinate shares of the Company on the open market for $11,099,000 during the nine months ended June 30, 2015 (619,888 Class A subordinate shares for $23,016,000 during the nine months ended June 30, 2014).

During the nine months ended June 30, 2015, the trustee did not sell any Class A subordinate shares that were held in trust. During the nine months ended June 30, 2014, the trustee sold on the open market 35,576 Class A subordinate shares that were held in trust. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2014	19,728,106
Granted	3,302,476
Exercised	(2,621,430)
Forfeited	(2,783,323)
Outstanding as at June 30, 2015	17,625,829
The fair value of stock options granted during the nine months ended June 30 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2015	2014
Grant date fair value ($)	8.61	7.92
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.70	23.77
Risk-free interest rate (%)	1.33	1.56
Expected life (years)	4.00	4.00
Exercise price ($)	39.68	37.00
Share price ($)	39.68	37.00

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 8A).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2014	1,748,149
Granted[1]	530,000
Exercised	(316,857)
Forfeited	(241,465)
Outstanding as at June 30, 2015	1,719,827
1 The PSUs granted in the period had a grant date fair value of $37.84 per unit.
C) EARNINGS PER SHARE
The following tables set forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

					Three months ended June 30
	2015			2014
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	257,237	312,771,723	0.82	225,094	308,542,827	0.73
Net effect of dilutive stock options and PSUs[2]		9,890,185			9,976,256
	257,237	322,661,908	0.80	225,094	318,519,083	0.71

					Nine months ended June 30
	2015			2014
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	744,667	312,198,807	2.39	645,735	308,211,606	2.10
Net effect of dilutive stock options and PSUs[2]		9,935,830			10,511,275
	744,667	322,134,637	2.31	645,735	318,722,881	2.03

[1]
For the three and nine months ended June 30, 2015, 1,875,333 Class A subordinate shares repurchased and 1,719,827 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (2,837,360 and 1,748,149, respectively, during the three and nine months ended June 30, 2014).

[2]
The calculation of the diluted earnings per share excluded respectively 42,594 and 149,969 stock options for the three and nine months ended June 30, 2015 (4,700,382 for the three and nine months ended June 30, 2014), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2015	2014	2015	2014
	$	$	$	$
Accounts receivable	(55,196)	3,637	3,035	36,658
Work in progress	(57,785)	31,424	(64,751)	48,782
Prepaid expenses and other assets	3,396	7,860	(4,270)	11,037
Long-term financial assets	(3,416)	(2,410)	(6,460)	(4,591)
Accounts payable and accrued liabilities	9,556	61,460	(8,191)	(24,602)
Accrued compensation	26,775	18,389	2,948	(104,092)
Deferred revenue	(54,017)	(90,698)	(67,820)	(54,149)
Provisions	(22,857)	(35,670)	(84,616)	(141,115)
Long-term liabilities	(18,389)	(21,037)	(50,721)	(50,549)
Retirement benefits obligations	3,885	(2,766)	582	(15,664)
Derivative financial instruments	(1,730)	(134)	(1,618)	174
Income taxes	(19,551)	(11,824)	(12,468)	12,185
	(189,329)	(41,769)	(294,350)	(285,926)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2015	2014	2015	2014
	$	$	$	$
Net interest paid	18,532	33,113	63,909	85,826
Income taxes paid	68,892	37,845	215,591	128,972

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Segmented information
The following presents information on the Company’s operations based on its current management structure managed through seven operating segments which are based on the geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); Asia Pacific (including Australia, India and Philippines).

			For the three months ended June 30, 2015
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	707,653	464,629	393,774	313,251	331,764	228,605	119,682	2,559,358
Earnings before net finance costs and income tax expense[1]	133,383	38,732	108,359	29,037	28,441	14,235	18,992	371,179
Net finance costs								(20,822)
Earnings before income taxes								350,357

[1]
Total amortization and depreciation of $102,083,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $28,186,000, $18,671,000, $15,702,000, $7,760,000, $15,565,000, $9,701,000 and $6,498,000, respectively, for the three months ended June 30, 2015.

			For the three months ended June 30, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	678,785	530,405	412,818	330,984	337,962	269,678	106,415	2,667,047
Earnings before integration-related costs, net finance costs and income tax expense[1]	98,782	48,472	90,062	18,163	44,389	26,644	15,731	342,243
Integration-related costs								(14,503)
Net finance costs								(24,106)
Earnings before income taxes								303,634

[1]
Total amortization and depreciation of $108,138,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $26,660,000, $19,287,000, $21,189,000, $10,422,000, $18,274,000, $6,498,000 and $5,808,000, respectively, for the three months ended June 30, 2014.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Segmented information (continued)

			For the nine months ended June 30, 2015
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,060,896	1,455,645	1,161,895	969,153	976,192	730,738	347,302	7,701,821
Earnings before net finance costs and income tax expense[1]	337,012	144,253	266,242	110,809	101,197	60,667	58,164	1,078,344
Net finance costs								(68,873)
Earnings before income taxes								1,009,471

[1]
Total amortization and depreciation of $315,589,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $84,017,000, $57,844,000, $51,278,000, $23,802,000, $54,418,000, $24,595,000 and $19,635,000, respectively, for the nine months ended June 30, 2015.

			For the nine months ended June 30, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,009,781	1,644,094	1,255,433	1,021,793	962,165	808,722	314,035	8,016,023
Earnings before integration-related costs, net finance costs and income tax expense[1]	205,940	161,861	274,076	116,552	104,312	81,413	42,481	986,635
Integration-related costs								(63,082)
Net finance costs								(76,481)
Earnings before income taxes								847,072

[1]
Total amortization and depreciation of $335,465,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $83,271,000, $62,546,000, $65,005,000, $27,253,000, $59,864,000, $21,251,000 and $16,275,000, respectively, for the nine months ended June 30, 2014.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2014. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.
There were no changes in valuation techniques during the nine months ended June 30, 2015.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2015		As at September 30, 2014
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,634,916	1,676,216	1,476,537	1,528,724
Unsecured committed term loan credit facility	Level 2	250,690	251,142	1,001,752	1,005,792
Other long-term debt	Level 2	15,323	14,101	22,036	20,276
		1,900,929	1,941,459	2,500,325	2,554,792

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2015	As at September 30, 2014
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	264,695	535,715
Deferred compensation plan assets	Level 1	37,957	31,151
		302,652	566,866
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	25,059	9,397
Long-term derivative financial instruments	Level 2	28,324	14,834
		53,383	24,231
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	193,102	198,177
Long-term investments	Level 2	38,978	30,689
		232,080	228,866
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	32,659	4,588
Long-term derivative financial instruments	Level 2	6,607	149,074
		39,266	153,662
There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2015.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at June 30, 2015	As at September 30, 2014
		$	$
Hedges on net investments in foreign operations
$219,000 cross-currency swap in euro designated as a hedging instrument of the Company’s net investment in European operations ($968,800 as at September 30, 2014)	Current liabilities Long-term liabilities	25,989 —	— 136,203
Cash flow hedges on future revenue
U.S.$14,750 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$32,000 as at September 30, 2014)	Current liabilities Long-term liabilities	2,359 408	1,651 605

U.S.$58,101 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$75,216 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	1,760 1,779 1,236 393	1,226 1,586 1,963 1,153

$168,566 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94,600 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	11,295 12,733 — —	4,276 5,937 475 45

kr93,475 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr142,600 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	1,340 1,096 — —	1 — 16 32

€10,425 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (nil as at September 30, 2014)	Current liabilities Long-term liabilities	376 90	— —

£30,875 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (nil as at September 30, 2014)	Current liabilities Long-term liabilities	1,068 1,096	— —

€93,275 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€121,100 as at September 30, 2014)	Current assets Long-term assets	10,664 12,716	3,894 7,311

€7,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15,000 as at September 30, 2014)	Current liabilities Long-term liabilities	328 48	483 183
Cash flow hedges on unsecured committed term loan credit facility
$219,000 interest rate swap floating-to-fixed ($484,400 as at September 30, 2014)	Current liabilities Long-term liabilities	1,303 —	— 943
Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2014)	Long-term liabilities	4,572	9,910
Following debt repayments, the Company settled the related interest rate swaps floating-to-fixed with a notional amount of $265,400,000 during the three months ended June 30, 2015. During the nine months ended June 30, 2015, the Company settled the related floating-to-floating cross-currency swaps with a notional amount of $749,800,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

12.Subsequent event
On July 28, 2015, the Company announced it will take up to a $60,000,000 charge over the next six months to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield saving throughout fiscal 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2015 and 2014    17